Exhibit 99.2

© Immatics. Not for further reproduction or distribution. Unlocking Immunotherapies for Solid Cancer Patients Immatics Corporate Presentation, November 2021

Forward - Looking Statements 2 This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the clinical trial application for IMA 204 , IMA 301 , IMA 401 , the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, and otherwise in accordance with applicable law . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . Clinical study results and associated biomarker studies presented within this presentation are by definition prior to completion of the clinical trial and a clinical study report and, are therefore, preliminary in nature and subject to further quality checks including customary source data verification . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization .

Building a leading TCR Therapeutics Company with a Pipeline in Cell Therapies and Bispecifics 3 Highly Differentiated Technologies to Identify True Cancer Targets and the Right TCRs Unlocking Immunotherapies for Solid Cancer Patients Strategic Collaborations with World - leading Industry Players

Limitations of Current Immunotherapies in Solid Cancer Patients … Driven by a Lack of Known Cancer - specific Targets 4 1 Chalmers et al. , 2017; 2 SEER Cancer Statistics Review, 1975 - 2017, Estimated New Cancer Cases for 2020 Checkpoint inhibitors mainly effective in tumors with high mutational burden minority of all cancers 1 CAR - T mainly effective in hematological malignancies minority of all cancers 2 Most cancer patients do not benefit from current immuno - oncology approaches Intro We are unlocking immunotherapies for solid cancer patients with high unmet medical need by accessing intracellular cancer targets with TCR - based therapeutics Solid tumors limited established treatments & high medical need majority of all cancers

# Immatics Pipeline

| Modality | Product Candidate | Status | Preclinical | Phase 1a[1] | Phase 1b[1] | Phase 2/3 |
|---|---|---|---|---|---|---|
| ACTengine® Autologous ACT | IMA201 (MAGEA4/8) | Proprietary | | | | |
| | IMA202 (MAGEA1) | Proprietary | | | | |
| | IMA203 (PRAME) | Proprietary | | | | |
| | IMA203 (PRAME) + Checkpoint Inhibitor | Proprietary | | | | |
| | IMA203CD8 (PRAME) | Proprietary | | | | |
| | IMA204 (COL6A3) | Proprietary | | | | |
| Autologous ACT | 3 ACT programs (Undisclosed) | Bristol Myers Squibb | | | | |
| | 2 ACT programs (Undisclosed) | gsk | | | | |
| Allogeneic ACT | ACTallo® IMA30x (Undisclosed) | Proprietary | | | | |
| TCER® Bispecifics | IMA401 (MAGEA4/8) | Proprietary | | | | |
| | IMA402 (PRAME) | Proprietary | | | | |
| | IMA40x (Undisclosed) | Proprietary | | | | |
| Bispecifics | 3 Bispecific programs (Undisclosed) | Genmab | | | | |

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion

5

# Immatics Programs Are Relevant for Multiple Solid Cancer Indications

| | IMA201 / IMA401 | IMA202 | IMA203 / IMA402 | IMA204 |
|---|---|---|---|---|
| | MAGEA4/8 | MAGEA1 | PRAME | COL6A3 exon 6 |
| Selected solid cancer indications with significant target prevalence[1] | Sarcoma Subtypes – up to 80%<br>Squamous NSCLC – 50%<br>HNSCC – 35%<br>Bladder Carcinoma – 30%<br>Esophageal Carcinoma – 25%<br>Uterine Carcinosarcoma – 25%<br>Ovarian Carcinoma – 20%<br>Melanoma – 20% | HCC– 40%<br>Squamous NSCLC – 35%<br>Sarcoma Subtypes – up to 30%<br>Melanoma – 30%<br>Bladder Carcinoma – 20%<br>Esophageal Carcinoma – 20% | Uterine Carcinoma – 100%<br>Sarcoma Subtypes – up to 100%<br>Melanoma – 95%<br>Uveal Melanoma – 80%[2]<br>Ovarian Carcinoma – 80%<br>Squamous NSCLC – 65%<br>Kidney Carcinoma – up to 45%<br>Cholangiocarcinoma – 35%<br>Adeno NSCLC – 25%<br>Breast Carcinoma– 25%<br>HNSCC – 25%<br>Esophageal Carcinoma – 20%<br>HCC– 20%<br>Bladder Carcinoma – 20% | Pancreatic Carcinoma – 80%<br>Breast Carcinoma – 75%<br>Stomach Carcinoma – 65%<br>Sarcoma – 65%<br>Esophageal Carcinoma – 60%<br>Squamous NSCLC– 55%<br>Adeno NSCLC– 55%<br>HNSCC – 55%<br>Uterine Carcinosarcoma – 55%<br>Colorectal Carcinoma – 45%<br>Mesothelioma – 45%<br>Cholangiocarcinoma – 40%<br>Ovarian Carcinoma – 40%<br>Melanoma – 35%<br>Bladder Carcinoma – 35% |

**IMA200 & IMA400 programs demonstrate relevant expression in multiple solid cancers**

[1] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data);
[2] Based on metastatic uveal melanoma patients screened in IMA203 study (N=12)

6

# ACTengine® Programs – Key Features

| | IMA201 | IMA202 | IMA203 | IMA204 |
|---|---|---|---|---|
| **Cancer Target Peptide** | HLA-A*02-presented peptide derived from | | | |
| | **MAGEA4/8** | **MAGEA1** | **PRAME** | **COL6A3 exon 6** |
| | shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1] | | | |
| | 100-1,000 copies/cell | 50-900 copies/cell | 100-1,000 copies/cell | 100-700 copies/cell |
| **T cell Receptor (TCR)** | High-affinity specific TCRs with high functional avidity[2] | | | |
| | Natural TCR<br>~10 ng/ml | Natural TCR<br>~15 ng/ml | Pairing-enhanced TCR<br>~5 ng/ml | Affinity-maturated,<br>CD8-independent TCR<br>~0.01ng/ml |
| **T cell Product** | Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence | | | |
| | 7-10 days | 7-10 days | 7 days | 7 days |

ACT

[1] Applying XPRESIDENT® quantitative mass spectrometry platform; target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Applying XCEPTOR® TCR discovery and engineering platform incl. XPRESIDENT®-guided off-target toxicity and similar peptide screening to minimize off-target reactivity; functional avidity: EC50 half maximal effective concentration

7

ACTengine ® IMA203 – TCR - T to PRAME 8

ACTengine ® IMA203 to PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 9

ACTengine® IMA203 – Patient Flow 10 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase ACTengine ® Manufacturing by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m 2 Flu darabine 1 and 500 mg/m 2 Cy clophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 1m IU daily days 1 - 5 and twice daily days 6 - 10 * Safety and efficacy monitoring for 12 months IMA201 IMA202 IMA203 * IL - 2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3 ; 1 Dose reduction of Fludarabine (from 40 mg/m 2 to 30 mg/m 2 ) was introduced prior to treatment of the first patient on dose level 3 Leuka - pheresis IMA203

# ACTengine® IMA203 – Key Objectives & Trial Design

## Key Study Objectives

- **Primary: Safety**
  Investigation of Adverse Events,
  Determination of a recommended Phase 2 dose
- **Secondary: Biological and Clinical Activity**
  T cell engraftment and persistence
  Objective responses as per RECIST1.1
  Duration of response
- **Exploratory**
  Tumor Infiltration

## Trial Design & Recruitment Status



Dose - Transduced Cells - 10⁶/m² **
1400
1200
1000
800
600
400
200
0
N=3
N=7*
N=3
N=1
Ongoing
N=4
patients treated at intermediate dose levels¹
Dose level 1
Dose level 2
Dose level 3
Dose level 4

**18 patients[1] infused with PRAME-directed T cells at 5 clinical sites – Highest Dose Level 4 has commenced**

Data cut-off – 05-Oct-2021

[1] Enrichment cohorts EC1 & EC2: patients infused with intermediate doses enabling infusion of patients with medical need during dose escalation observation periods, or in case of lower production yields; * One patient infused at the same dose level as part of the enrichment cohort; **Dose is shown as transduced viable CD8 T cells per $m^2$ total body surface area

IMA203
11

ACTengine® IMA203 – Safety Profile Manageable & Transient Treatment - emergent Adverse Event s – No ≥ Grade 3 CRS or ICANS Adverse event All grades ≥ Grade 3 No . % No . % Patients with any adverse event 19 100.0 19 100.0 Adverse Events of Special interest Cytokine release syndrome 1 7 8 9.5 0 0.0 ICANS 2 4 21.1 0 0.0 Blood and lymphatic system disorders Neutropenia* 16 84.2 15 78.9 Anaemia 1 6 84.2 9 47.4 Thrombocytopenia 15 78.9 7 36.8 Lymphopenia* 14 73.7 14 73.7 Leukopenia* 12 63.2 1 1 57.9 Cytopenia 1 5.3 1 5.3 Infections and infestations Enterococcal infection 1 5.3 1 5.3 COVID - 19 1 5.3 1 5.3 Appendicitis 1 5.3 1 5.3 Sepsis 3 1 5.3 1 5.3 Respiratory, thoracic and mediastinal disorders Hypoxia 2 10.5 1 5.3 Pleural effusion 2 10.5 1 5.3 Bronchial obstruction 1 5.3 1 5.3 Metabolism and nutrition disorders Hyponatraemia 7 36.8 1 5.3 Hypokalaemia 5 26.3 1 5.3 Decreased appetite 3 15.8 0 0.0 Adverse event All grades ≥ Grade 3 No . % No . % table continued… Cardiac or vascular disorders Hypertension 3 15.8 2 10.5 Atrial fibrillation 2 10.5 1 4 5.3 General disorders and administration site conditions Fatigue 7 36.8 1 5.3 Pyrexia 5 26.3 0 0.0 Oedema peripheral 3 15.8 0 0.0 Gastrointestinal disorders Nausea 12 63.2 0 0.0 Vomiting 7 36.8 0 0.0 Diarrhoea 7 36.8 0 0.0 Constipation 6 31.6 0 0.0 Investigations Aspartate aminotransferase increased 5 26.3 0 0.0 Alanine aminotransferase increased 4 21.1 0 0.0 Blood creatinine increased 4 21.1 0 0.0 Other Rash 5 26.3 0 0.0 Myalgia 4 21.1 0 0.0 Arthralgia 3 15.8 0 0.0 Alopecia 3 15.8 0 0.0 Rash maculo - papular 2 10.5 1 5.3 Orchitis 1 5.3 1 5.3 Contrast media allergy 1 5.3 1 5.3 TEAEs by maximum severity ( N=19) 1 1 All treatment - emergent adverse events (TEAEs) with grade 1 - 2 occurring in at least 3 patients (incidence ≥ 15 . 8% ) and additionally all events with grade 3 - 5 regardless of relatedness to study treatment are presented . Data source : clinical database . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events (CTCAE), version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria ( Neelapu et al . , 2018 ) . Patients are counted only once per adverse event and severity classification ; 2 ICANS : Immune effector cell - associated neurotoxicity syndrome ; 3 Patient died from sepsis of unknown origin and did not receive IMA 203 T cells ; 4 DLT : Dose limiting toxicity ; * 100 % of patients experienced transient cytopenias ≥ Grade 3 (CTCAE v 5 . 0 ) DLT: Transient, Grade 3 atrial fibrillation Onset on day 5 post infusion that resolved within 48h DLT triggered expansion of DL2 CRS/ICANS: No ≥ Grade 3 CRS or ICANS observed so far Most Adverse Events were associated with lymphodepletion 12 Data cut - off – 05 - Oct - 2021 IMA203

# ACTengine® IMA203 – Change in Target Lesions

## Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells

Best Overall Response (RECIST1.1)



Best change in sum of diameter [%] and BOR (RECIST1.1)
50
0
-50
SCC
Synovial Sarcoma
Uveal Melanoma
Synovial Sarcoma
NSCLC
Ovarian Cancer
Head & Neck Cancer
Head & Neck Cancer
Synovial Sarcoma
Melanoma
Synovial Sarcoma
Melanoma
Melanoma[1]
Head & Neck Cancer
Synovial Sarcoma
Uveal Melanoma
+8.8 PD
+5.2 SD
-0.5 SD
-2.0 SD
-4.2 SD
-6.9 SD
-9.7 SD
-13.1 SD
-33.8 PR*
-37.9 PR**
-39.9 PR
-47.7 PR
-50.5 PR
-51.7 PR
-61.0 PR*
-63.3 PR*
203-EC2-01
203-DL2-02
203-EC1-03
203-DL3-03
203-DL2-06
203-DL1-03
203-DL1-01
203-DL1-02
203-DL2-04
203-DL3-02
203-DL2-01
203-EC1-02
203-EC1-01
203-DL2-05
203-DL2-03
203-DL3-01
Dose Level:
DL1
DL2[2]
DL3

**Preliminary Objective Response Rates (RECIST1.1., confirmed and unconfirmed)**

| | All doses | Dosed above DL1 |
|---|---|---|
| **All comers** | **8/16 (50%)** | **8/13 (62%)** |
| Melanoma | 3/3 (100%) | 3/3 (100%) |
| Head & Neck Cancer | 1/3 (33%) | 1/1 (100%) |
| Synovial Sarcoma | 3/5 (60%) | 3/5 (60%) |
| Uveal Melanoma | 1/2 (50%) | 1/2 (50%) |

Data cut-off – 05-Oct-2021

[1] RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to new lesions (leptomeningeal disease) at week 12
[2] Patients dosed with DL2, EC1 and EC2; * Confirmed at subsequent scan; ** Confirmation pending as of data cut-off

IMA203
13

Patient ID Indication Dose 203 - DL1 - 01 Head & Neck Cancer DL1 203 - DL1 - 02 Head & Neck Cancer DL1 203 - DL1 - 03 Ovarian Cancer DL1 203 - EC1 - 01 Melanoma EC1 203 - EC1 - 02 Melanoma EC1 203 - EC1 - 03 Uveal Melanoma EC1 203 - DL2 - 01 Synovial Sarcoma DL2 203 - DL2 - 02 Synovial Sarcoma DL2 203 - DL2 - 03 Synovial Sarcoma DL2 203 - DL2 - 04 Synovial Sarcoma DL2 203 - DL2 - 05 Head & Neck Cancer DL2 203 - DL2 - 06 NSCLC DL2 203 - EC2 - 01 SCC EC2 203 - DL3 - 01 Uveal Melanoma DL3 203 - DL3 - 02 Melanoma DL3 203 - DL3 - 03 Synovial Sarcoma DL3 ACTengine ® IMA203 – Response Over Time Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells x x x x x Alive (time from infusion to data cut - off or death) PD Deceased x x SD PR Week Month x x x x 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 x PR ongoing at data cut - off According to RECIST1.1 First tumor response assessment x Data cut - off – 05 - Oct - 2021 14 IMA203

ACTengine® IMA203 – Engraftment, Persistence & Tumor Infiltration Clinical Responses Consistent with Biological Data T cell Engraftment & Persistence Tumor Infiltration post I nfusion 2 1 Mann - Whitney U test, p=0.065 ; 2 Post infusion biopsies at week 6 (except one patient with SD at week 3); 3 Mann - Whitney U test, p=0.0159 2 4 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 0 1 0 0 2 5 0 4 0 0 5 5 0 7 0 0 V e c t o r c o p i e s / μ g g D N A PD SD PR B a s e l i n e Days post-infusion SD PR 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 V e c t o r c o p i e s /  g g D N A 0.0159 Case study High T cell engraftment and persistence with trend for association of peak vector copies with clinical response 1 High T cell infiltration observed through serial biopsies associated with clinical response 3 Data cut - off – 05 - Oct - 2021 15 p=0.0159 IMA203

ACTengine ® IMA203 – Case Study Patient IMA203 - DL3 - 01 Confirmed Partial Response with Deepening Tumor Regression in Multiple Lesions Liver metastasis Lung metastasis Sub cut . metastasis 0 5 10 15 -100 -50 0 50 Weeks from T Cell Infusion C h a n g e i n D i a m e t e r f r o m B a s e l i n e [ % ] SUM T1: Lymph Node T2: Lymph Node T3: Lung T4: Liver T5: Liver * C hange in Target Lesions T cell Persistence & Peak Response in the Blood • 62 - year - old female; m etastatic uveal melanoma • High tumor burden in multiple organs • Infused at refractory disease after failing 4 prior lines of therapy including 2 lines of CPI 1 • Patient received total dose of 0.59 billion transduced T cells following lymphodepletion • T cell persistence until end of observation & detection in the tumor • All lesions decreased at week 6 - 40% decrease in target lesions response deepened at week 12 to 63% decrease • Best Response (RECIST1.1): PR (confirmed & ongoing) Baseline Week 12 2 4 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 0 1 0 0 2 5 0 5 0 0 V e c t o r c o p i e s / μ g g D N A B a s e l i n e Days post-infusion IMA203 1 Immune checkpoint inhibitor Data cut - off – 05 - Oct - 2021 16

# ACTengine® IMA203 PRAME – Phase 1a Dose Escalation Interim Update

## Preliminary Findings after Completion of Dose Level 3

### Objective responses observed across multiple tumor types at dose levels below 1 billion T cells originally presumed to be subtherapeutic

**SAFETY**

- **3** Dose levels completed, all below 1 bn cells
- **0** Additional DLTs[1]
- **0** Grade ≥3 CRS or ICANS[2]
- **4th** Dose level (target dose) commenced, first DL >1 bn cells

**CLINICAL ACTIVITY**

- **50%** ORR[3] across all doses and multiple solid cancers (8/16 patients)
- **62%** ORR[3] at DL2*& DL3 (8/13 patients) – all still dosed below 1 bn cells

**BIOLOGICAL ACTIVITY**

- **Blood** High T cell engraftment and persistence
- **Tumor** High T cell infiltration associated with clinical response

Data cut-off – 05-Oct-2021

[1] DLT: dose-limiting toxicity, since March 17, 2021 (reported DLT at DL2); [2] CRS: cytokine release syndrome, ICANS: Immune effector cell-associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu *et al.*, 2018);
[3] Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; * Includes patients treated at enrichment cohorts EC1 and EC2

IMA203 17

Comprehensive Strategy to Target PRAME 18

# Immatics' Proprietary PRAME Peptide-HLA/TCR Pair

## Broadly Expressed Target on Multiple Solid Cancers Combined with Highly Specific TCR

**Peptide Target PRAME:**

- HLA-A*02-restricted peptide identified by XPRESIDENT® quant. mass spec
- Naturally and specifically presented at high levels (100-1000 copies/cell)
- Homogenously expressed at high prevalence across multiple solid tumors[1]

**PRAME T cell Receptor (TCR):**

- Engineered to avoid mispairing
- Selected for high specificity guided by XPRESIDENT®
- High functional avidity: EC50 5ng/ml


SqNSCLC


Ovarian Cancer

PRAME RNA expression in native tumor samples (ISH analysis)


100%
Uterine carcinoma
100%
Synovial sarcoma
95%
Melanoma
80%
Ovarian carcinoma
80%
Uveal melanoma2
65%
SqNSCLC
25%
Breast carcinoma
25%
HNSCC

PRAME

[1] Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); [2] Based on metastatic uveal melanoma patients screened in IMA203 study (N=12)

19

# Comprehensive Strategy to Target PRAME

## Maximizing PRAME Mediated Clinical Benefit Through ACT and TCR Bispecifics

### TCR-T Track:
### PRAME TCR-T

**Phase 1a:** IMA203 Monotherapy Dose Escalation in Basket Trial

Ph1a Completion & Determination RP2D early 2022

**Phase 1b Cohort A:** IMA203 Monotherapy in Focus Indications

**Phase 1b Cohort B:** IMA203/Checkpoint Inhibitor Combination Therapy

**Phase 1b Cohort C:** IMA203CD8 2nd gen Monotherapy

Ph1b Expansion starting 2022

**Ph2b Pivotal Trial(s)**

### Bispecifics Track:
### PRAME TCR Bispecific

IND-enabling studies

Targeted 2022
GMP Run TCER® IMA402

Targeted 2023
Phase 1 TCER® IMA402

PRAME
20

# ACTengine® IMA203CD8 – Second-generation TCR-T

## Building on First-Gen IMA203 Success to Further Improve Anti-Tumor Activity



T cell Help
CD4 T CELL
CD8 T CELL
Cytotoxic Activity
Cytotoxic Activity
TUMOR CELL DEATH

- Engagement of CD4 T cells by CD8 co-transduction reported to boost anti-tumor activity in TCR-T trials
- Functional superiority of a **CD8αβ IMA203** construct (IMA203CD8) over multiple other CD8 constructs in preclinical experiments
  - Poster presentation at SITC, Nov 12, 2021
- **Secured access to CD8αβ technology through exclusive license from Baylor College of Medicine**
- **IND filing for IMA203CD8 lead candidate targeted in 1H2022**

PRAME
21

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Co - Transduction of CD8 Enhances Anti - Tumor Activity in Vitro 18 36 56 74 94 114134 152 172192 0.0 0.5 1.0 1.5 2.0 IMA203CD8 TCR IMA203 TCR Non - Transduced Control S erial Killing Assay – CD8 & CD4 T cells Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients 2 nd addition of tumor cells 3 rd addition of tumor cells Tumor Growth Hours after co - culture F ull Data Presentation at SITC 2021: Improved anti - tumor activity of next - generation TCR - engineered T cells through CD8 co - expressio n Day 0 D ay 3 N o CD4 T cells IMA203 TCR D ay 6 IMA203CD8 TCR 3D Spheroid Killing – CD4 T cells 22 P RAME

## Comprehensive Strategy to Target PRAME

immatics

**Focused and broad approach targeting PRAME:**
**Aiming to maximize clinical benefit through ACT programs and TCR Bispecifics**

### PRAME TCR-T (IMA203 Ph1a)

- Complete IMA203 Ph1a Dose Escalation with doses above 1 bn cells (DL4)
- Determine Recommended Phase 2 Dose (RP2D) in 1Q2022

### PRAME TCR-T (IMA203 Ph1b)

- Initiate IMA203 Ph1b Dose Expansion in 1H2022
- Maximize therapeutic potential through multiple Ph1b cohorts
  - Monotherapy at RP2D
  - Checkpoint Inhibitor Combination
  - 2nd gen IMA203CD8

### PRAME BISPECIFIC (IMA402)

- Focused development of half-life-extended Bispecific (TCER® IMA402) following promising preclinical data
- Complete GMP run in 2022 & advance IMA402 to phase 1 trial

PRAME
23

ACTengine ® IMA 200 TCR - T Programs Update 24

# ACTengine® Programs – Status Update

| | IMA201 | IMA202 | IMA203 | IMA204 |
|---|---|---|---|---|
| | **MAGEA4/8** | **MAGEA1** | **PRAME** | **COL6A3 exon 6** |
| **Status** | Dose escalation ongoing | Enrollment at target dose level (DL3) ongoing | Enrollment at target dose level (DL4) ongoing | IND-enabling studies close to completion |
| **Recruitment** | DL2 commenced<br>N=2 pts treated | DL3 commenced<br>N=10 pts treated | DL4 commenced<br>N=18 pts treated | NA |
| **Safety** | Too early | Manageable safety profile; no DLTs or CRS/ICANS ≥ grade 3 | Manageable safety profile; no additional DLTs[1] & no CRS/ICANS ≥ grade 3 | NA |
| **Clinical Activity** | Too early | Disease control in 7/10 patients (9 pts in DL1 & 2), no objective responses | Objective responses in 8/16 patients, thereof 8/13 responses above DL1 | NA |
| **Next milestone** | **Complete Ph1a dose escalation including target dose (DL3)** | | **Complete Ph1a dose escalation incl. target dose (DL4). Initiate expansion cohorts incl. monotherapy, checkpoint inhibitor combination & IMA203CD8 2nd gen** | **IND in 2022 due to acceleration of PRAME expansion cohorts** |

[1] One DLT in DL2 previously reported in March 2021, fully resolved

ACT 25

# Unlocking Immunotherapies for Solid Cancer Patients

## IMA201, IMA202, IMA203

Interim Data from ongoing Dose Escalation

**82%** Disease Control Rate

**0** Grade ≥3 CRS or ICANS[1]

**<1bn** T cells infused in almost all patients

## IMA203 - PRAME

Objective responses observed across multiple tumor types

**50%** ORR[2] across all doses and multiple solid cancers (8/16 patients)

**62%** ORR[2] at DL2*& DL3 (8/13 patients) – all still dosed below 1 bn cells

## PRAME STRATEGY

Maximizing the therapeutic potential of targeting PRAME

**TCR-T** Multiple Ph1b cohorts
- Monotherapy at RP2D
- Checkpoint Inhibitor Combo
- 2nd gen IMA203CD8

**TCER®** Focused development of half-life-extended Bispecific (TCER® IMA402)

[1] CRS: cytokine release syndrome, ICANS: Immune effector cell-associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu *et al.*, 2018);
[2] Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; * Includes patients treated at enrichment cohorts EC1 and EC2

26

# ACTengine® IMA204 – A Novel TCR-T Program Targeting Tumor Stroma

## Complete Tumor Eradication *in vitro & in vivo*[1] by Affinity-enhanced IMA204 TCR



Stroma Target (COL6A3 exon 6)
in Ovarian Cancer sample
Example of a Tumor Target
in same Ovarian Cancer sample
Stroma cells
Tumor cells

COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers



Control
IMA204 TCR
D7
D16
D22
D29

CD8-independent TCR leads to tumor eradication in all mice treated

- **CD8-independent, next-generation TCR activates CD8 and CD4 T cells**
- **Final preclinical safety evaluation ongoing**

ACT

[1] *In vivo* data by Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website.

27

# Outlook: ACTallo® IMA301 – Immatics' Allogeneic Cell Therapy Approach

## Effective Redirection of γδ T cells Using αβ TCR



γδ T cell collection from healthy donor
Transduction
ACTallo® Immatics' Allogeneic ACT Approach
Expansion
Off-the-shelf product

- **Off-the-shelf cell therapy**, applicable without need for personalized manufacturing and not reliant on potentially encumbered immune system of patient
- **γδ T cells** are abundant, show intrinsic anti-tumor activity, naturally infiltrate solid tumors and do not cause graft-vs-host disease
- **Proprietary manufacturing protocol** delivering robust expansion of γδ T cells with the potential for hundreds of doses from one single donor leukapheresis
- **Proprietary single lentiviral vector** system (4-in-1 construct) including TCR and CD8 alpha & beta chains
- **High potency:** TCR transduced γδ T cells show similar anti-tumor activity to αβ T cells

ACT
28

TCER® – TCR Bispecifics 29

TCER® – Mechanism of Action Immatics ´ Off - the - Shelf TCR Bispecifics Approach 30 TCER®

# TCER® – Immatics' Innovative Half-Life Extended Bispecifics

immatics

## Optimized Design of TCR and T cell Recruiter for Maximizing Efficacy while Minimizing Toxicities

**T cell recruiting antibody**

- ✓ **Low-affinity** T cell recruiter against both **TCR & CD3**
- ✓ **Optimized biodistribution** aiming for enrichment at tumor site and **prevention of CRS**[1]
- ✓ **Superior anti-tumor activity** in mouse models as compared to widely used CD3 recruiters



Fc domain (silenced) with knob-into-hole technology

**pHLA targeting TCR**

- ✓ **High-affinity TCR** with broad therapeutic window through **XPRESIDENT®-guided** affinity maturation (>1000x)[2]
- ✓ Targets HLA-A*02-restricted MAGEA4/8 (IMA401) or PRAME (IMA402) peptide with **high target density**
- ✓ **Complete tumor eradication** in mouse xenograft models at low doses

**Next-generation TCER® format**

- ✓ Off-the-shelf biologic with antibody-like manufacturability[4] and low cost of goods
- ✓ Superior anti-tumor activity[5] compared to six alternative bispecific formats
- ✓ Half-life of several days expected in humans

TCER®

[1] Based on literature data for other low-affinity recruiters (e.g. Harber *et al.*, 2021, Nature); [2] As compared to natural TCR; [3] Production in mammalian cells (CHO cells); [4] Based on preclinical testing

31

TCER® Portfolio TCER Pipeline Strengthened by a Third Program IMA40X 32 IMA401 IMA402 IMA40X MAGEA4/8 PRAME Undisclosed Status CTA filing in Germany targeted Q4 2021 Phase 1 trial in 2022 Clinical GMP batch targeted in 2022 Phase 1 trial in 2023 TCER ® engineering and preclinical testing ongoing Preclincial Proof - of - concept – Efficacy / Safety » Complete remission of established tumors in xenograft mouse models at low doses » Very broad therapeutic window (reactivity tumor compared to normal cells) n/a Half - life Half - life extended to several days via effector function silenced Fc part Clinical Development Strategy » First in human basket trial » Adaptive design aiming at fast dose escalation » Development strategy includes TCER ® as add on to checkpoint inhibitor - based standard of care in early lines of treatment

33 Treatment schedule Tumor Model in Mice 1 1 8 15 22 Study day Transplantation Human PBMC IMA401 TCER ® Transplantation Tumor -22-12 TCER® IMA401 Targeting MAGEA4/8 Highly Potent Biologic Leading to Tumor Eradication at Low Concentrations • Complete remissions observed in all animals even at low IMA401 dose of 0.05 mg/kg • No detectable outgrowth of tumors during prolonged observation period of 70 days N=6 mice per group, two PBMC donors Dose: two dose levels TCER® 1 Hs695T xenograft model in MHC I/II ko NSG mice, tumor volume of individual mice shown

# TCER® IMA402 Targeting PRAME

## Superior Anti-Tumor Activity of IMA402 Low-Affinity Recruiter at Low Doses

**Treatment schedule**



Transplantation
Tumor
Transplantation
Human PBMC
IMA402
Treatment start
Administration of IMA402
in defined dosage interval
-23
-10
1
8
15
20
25
Study day

N=6 mice per group, two PBMC donors
**Dose: 0.025 mg/kg**

**Tumor Model in Mice[1]**



Mean tumor volume [mm³]
2000
1500
1000
800
600
400
200
0
-23
-10
1
4
7
11
14
18
21
25
Time [days]
Vehicle
TCER®-Ab1
TCER®-Ab2
TCER®-Ab3
IMA402
Widely used T cell recruiting Ab (3 variants)
medium to high affinity
Immatics' T cell recruiting Ab
low affinity

Bunk *at al*; PEGS2021

**Proprietary, low-affinity T cell recruiting antibody demonstrates superior tumor control than analogous TCER® molecules designed with higher-affinity variants of a widely used recruiter**

TCER®

[1] Hs695T xenograft model in NOG mice, tumor volume of group means shown

34

Immatics‘ Proprietary Target and TCR Dicovery Platforms 35

Accessing Intracellular Cancer Targets with TCR - based Therapeutics To Unlock Immunotherapies for Solid Cancer Patients 36 Technology

True Cancer Targets & Matching Right TCRs 37 True Targets - expressed on cancer but not or to far lower extent on normal tissue Minimizing risk for on - target toxicity Right TCRs - highly specific and high affinity as outcome of stringent development process Minimizing risk for off - target toxicity (TCR cross - reactivity) + Right TCR via XCEPTOR® TCR Discovery Platform True Target via XPRESIDENT® Target Discovery Platform Technology

# XPRESIDENT® – Discovery of True Cancer Targets

## Pool of 200 Targets as Foundation for our Future Pipeline

### pHLA Database
based on primary tissues

**>2,500 cancer & normal** tissues analyzed by **Quantitative, Ultra-Sensitive Mass Spectrometry**



>500 million MS/MS spectra
>25,000 experiments
>8,500 peptides filed for patent
>200
prioritized
targets

**Unbiased Identification of the most relevant pHLA targets in the accessible cancer immunopeptidome**

### 200 Prioritized Targets Grouped in 3 Target Classes:



1. Well
Known
3. Crypto
2. Unknown/
less known

1. **Well known and characterized parent protein**
   e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein**
   e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens:** Novel target class which includes RNA-edited peptides & non-classical neoantigens

Technology
38

Development of the Right TCR – XCEPTOR® Technology TCR Discovery and Engineering for ACT and TCR Bispecifics 39 TCR Bispecifics T cell engaging receptor (TCER®) Adoptive Cell Therapy ACTengine® ACTallo ® • Fast, efficient and highly sensitive discovery of highly specific, natural TCRs • Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity • Early de - selection of cross - reactive TCRs at discovery stage and during TCR maturation by the u nique interplay between Immatics’ target and TCR discovery platforms XPRESIDENT® and XCEPTOR® Micromolar affinity Nanomolar affinity Technology

Corporate Information & Milestones 40

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 41 • >8,000 cancer targets, TCRs and technology protected by • 5,500 applications and patents filed in all major countries and regions • >120 patent families • >1,550 granted patents, thereof >450 granted patents in the US Corporate

# Strong, Focused and Highly Integrated Trans-Atlantic Organization

## Tübingen, Germany, ~160 FTEs



Senior Leadership, Research and Development (XPRESIDENT®, XCEPTOR®, TCER®), Translational Development, Clinical Operations, Finance, HR, IT, QM

## Houston, Texas , ~100 FTEs



Senior Leadership, Research and Development (Adoptive Cell Therapy), CMC, Clinical Operations, Regulatory Affairs, QA/QC, HR, Investor Relations

## Munich, Germany, ~40 FTEs



Senior Leadership, Business Development, Clinical Operations, Intellectual Property, Regulatory Affairs, Communications

Corporate

FTE status as of 30 June 2021

42

# Experienced Global Leadership Team Across Europe and the US



**Harpreet Singh**
Chief Executive Officer
Co-Founder
>20 yrs biotech experience



**Arnd Christ**
Chief Financial Officer
>20 yrs biotech experience
(Probiodrug, NovImmune, Medigene, InflaRx)



**Cedrik Britten**
Chief Medical Officer
>10 yrs pharma & biotech experience
(BioNTech, GSK)



**Carsten Reinhardt**
Chief Development Officer
>20 yrs pharma & biotech experience
(Micromet, Roche, Fresenius)



**Steffen Walter**
Chief Technology Officer
Co-Founder Immatics US
>15 yrs biotech experience



**Toni Weinschenk**
Chief Innovation Officer
Co-Founder
>15 yrs biotech experience



**Rainer Kramer**
Chief Business Officer
25 yrs pharma & biotech experience
(Amgen, MorphoSys, Jerini, Shire, Signature Dx)



**Edward Sturchio**
General Counsel
>15 yrs pharma & biotech experience
(Schering, Merck, Novartis, Advanced Accelerator Applications, Abeona Therapeutics)



**Jordan Silverstein**
Head of Strategy
>10 yrs biotech experience
(Advanced Accelerator Applications, InflaRx)

Corporate
43

# Upcoming R&D Milestones

immatics

| Modality | Product Candidate | Status | Preclinical | Phase 1a[1] | Phase 1b[1] | Phase 2/3 | Next Milestone |
|---|---|---|---|---|---|---|---|
| ACTengine® Autologous ACT | IMA201 (MAGEA4/8) | Proprietary | | | | | Complete dose escalation 2022 |
| | IMA202 (MAGEA1) | Proprietary | | | | | Complete dose escalation 1Q2022 |
| | IMA203 (PRAME) | Proprietary | | | | | Complete dose escalation 1Q2022 |
| | IMA203 (PRAME) + Checkpoint Inhibitor | Proprietary | | | | | Start Ph1 in 2022 |
| | IMA203CD8 (PRAME) | Proprietary | | | | | IND 1H2022 |
| | IMA204 (COL6A3) | Proprietary | | | | | IND 2022 |
| Autologous ACT | 3 ACT programs (Undisclosed) | Bristol Myers Squibb | | | | | |
| | 2 ACT programs (Undisclosed) | gsk | | | | | |
| Allogeneic ACT | ACTallo® IMA30x (Undisclosed) | Proprietary | | | | | |
| TCER® Bispecifics | IMA401 (MAGEA4/8) | Proprietary | | | | | IND YE2021; Start Ph1 1H2022 |
| | IMA402 (PRAME) | Proprietary | | | | | GMP run 2H2022, Start Ph1 2023 |
| | IMA40x (Undisclosed) | Proprietary | | | | | |
| Bispecifics | 3 Bispecific programs (Undisclosed) | Genmab | | | | | |

Corporate

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion

44

Immatics Key Take - Aways Broadly Positioned in the TCR Therapeutics Space with ACT & TCR Bispecifics ACTengine ® (TCR - T) – High Objective Response Rate during ongoing dose escalation in TCR - T Ph1a trial IMA203 to PRAME • IMA203 (PRAME): Objective responses across multiple tumor types at dose levels below 1 billion T cells at early phases of dos e e scalation • Multiple upcoming inflection points for 3 ongoing TCR - T trials in 2022 • Next wave of TCR - T entering clinical development in 2022 with IMA203CD8 and IMA204 TCER® – Next - generation Bispecific platform with the lead molecule entering the clinical development in 2022 • Optimized design for maximizing efficacy while minimizing toxicities • Next - generation half - life extended TCER® format with off - the - shelf availability & antibody - like manufacturability • Preclinical proof - of - concept demonstrated for IMA401 (MAGEA4/8) & IMA402 (PRAME), start of IMA401 Ph1 clinical study in 1H2022 Comprehensive strategy to target PRAME and maximize opportunities for clinical benefit via TCR - T and TCR Bispecifics Sustainable Fundamentals • Differentiated target and TCR discovery platforms providing the basis for future fully owned and partnered programs • Strong cash position of approx. US$229m (as of June 30, 2021) 45 Corporate

www.immatics.com Thank you